March 7, 2012

VIA EDGAR AND FACSIMILE (703-813-6984)

Ms. Jennifer Monick

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Forest City Enterprises, Inc.
Form 10-K for fiscal year ended January 31, 2011
Filed on March 30, 2011

Dear Ms. Monick:

Forest City Enterprises, Inc. (the “Company”) has received your letter dated March 2, 2012 regarding your comments to the above-referenced filing and our February 23, 2012 correspondence. We appreciate the Division’s review and are herein providing our responses to your comments. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

Form 10-K for fiscal year ended January 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies, page 41

Allowance for Projects Under Development, page 43

1.	We note your response to prior comment 5. Please tell us how your accounting for your development costs by recording an allowance complies with paragraph 1 of ASC 970-360-40.

We comply with the provisions of paragraph 1 of ASC 970-360-40 when performing our quarterly evaluation as to whether a particular development project has been abandoned. As noted in our prior response, when a project is abandoned, the capitalized costs of that project are expensed in the period of abandonment as prescribed by this real estate guidance.

Our projects under development balance includes costs incurred for both active developments and pre-acquisition costs. As noted in our prior response, at January 31, 2011, we have over 75 different real estate projects under development across all product types primarily located throughout the United States, most of which are in pre-development or the early stages of active development. Our allowance for projects under development relates to the expected loss on projects that have not been abandoned as of the balance sheet date, but as history indicates, all will not be completed into an operating asset. Accordingly, we determined it was prudent to record an allowance for these loss contingencies. We relied on the guidance for loss contingencies under ASC 450-10-20 in establishing this allowance. Based on our extensive development activities and our historical experience related to our projects, we believe the amount of the loss can be reasonably estimated. We cannot specifically identify which of our projects will not be completed, but know that it is probable that a number of the projects will not be built. In our prior response, we also analogized this treatment to other GAAP literature that would indicate that an allowance is appropriate if the asset is not recoverable.

As the allowance is for projects that have yet to be abandoned, we do not believe that ASC 970-360-40 is the applicable guidance to consider. We believe the guidance related to loss contingencies is the appropriate guidance to timely recognize a loss that is probable and able to be reasonably estimated.

Financial Condition and Liquidity, page 68

2.	We note your response to prior comment 9. Please confirm for us that you will separately disclose capitalized internal costs for both development projects and leasing activity, as well as specifically quanitifying the amount of salaries capitalized in each category for each period presented.

The Company will separately disclose capitalized internal costs for both development projects and leasing activity, as well as specifically quantifying the amount of salaries capitalized in each category for each year presented within our investing activities cash flow section of our MD&A. The amount of salaries provided in our prior response to question #9 included salary related amounts such as bonus, stock based compensation and related fringe costs. In our disclosure, we propose noting these amounts as “compensation related costs”, instead of “salaries”.

Consolidated Financial Statements, page 91

Notes to Consolidated Financial Statements, page 101

K. Net Gain (Loss) on Disposition of Partial Interests in Rental Properties and Other Investment, page 130

University Park Joint Venture, page 130

3.	We note your response to prior comment 12. Please tell us how you determined it is appropriate to include HCN’s 49% share of the nonrecourse mortgage debt, or $156,729,000, in the determination of the sales price; within your response, please reference the authoritative accounting literature management relied upon. Additionally, your response should include a discussion of the terms of the debt assumption. Also, please tell us how you considered the $30,989,000 that was used to pay closing and other transaction costs in the determination of the amount of “Total cash received as a distribution”; within your response, please reference the authoritative accounting literature management relied upon.

In 2010, the Company formed a new joint venture (the “JV”) and admitted HCN FCE Life Sciences, LLC (“HCN”) as a 49% partner to the JV. The Company, through a wholly-owned subsidiary, owns the remaining 51%. We accounted for the University Park Joint Venture transaction in accordance with ASC 360-20.

The Company contributed real estate assets, which were encumbered by nonrecourse mortgages to the JV for our 51% ownership interests. HCN contributed cash to the JV for its 49% ownership interests. In accordance with a mortgage assumption, release and/or consent to transfer agreement for each individual nonrecourse mortgage contributed, the JV assumed the nonrecourse mortgage. In accordance with these agreements, the Forest City entities that contributed the real estate assets to the JV were relieved of their entire obligation under each of the debt agreements. As a result of the transaction, the JV became the sole obligor of the nonrecourse mortgages. The only recourse the lender has under the nonrecourse mortgages is to the real estate assets owned by the JV and not to any of the other Forest City entities that contributed the real estate assets.

The total cash received as a distribution of $35,327,000 by the Company from the JV was an unrestricted cash distribution. We were not contractually obligated to use these cash proceeds to pay for the related closing and other transaction costs and could have used other cash sources such as our line of credit to pay these costs. As a result, we concluded the entire $35,327,000 represented cash received from the sale of the properties.

We will clarify the disclosure of this transaction in future Exchange Act periodic reports.

As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien
Robert G. O’Brien
Executive Vice President and Chief Financial Officer

cc: Mark Rakip

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